Salient Capital, L.P.

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2020

(This report is deemed public in accordance with rule 17a-5 (e)(3))

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salient Capital, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, 8th Floor, Houston, TX. 77027

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Lang 310-441-2300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP

(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	TX	77406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Laura Lang_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Salient Capital, LLP_____ , as
of __December 31_____ , 20 __20____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

See Attached Certificate

_____
Signature

__CFO_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

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GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 Laura Lang
2
3
4
5
6 [signature]

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24 day of FEB, 2021, by

Date *Month* *Year*

(1) Laura Lang

(2) —

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ABRAHAM KANAAN
Notary Public - California
Los Angeles County
Commission # 2205116
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Signature [signature]
Signature of Notary Public

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Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______



Report of Independent Registered Public Accounting Firm

To the Partners and Management of
Salient Capital, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (a Texas Limited Partnership) (the Partnership) as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Partnership as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Partnership's auditor since 2015.

Houston, Texas
February 24, 2021

Weaver and Tidwell, L.L.P.
24 Greenway Plaza, Suite 1800 | Houston, Texas 77046
Main: 713.850.8787

CPAs AND ADVISORS | WEAVER.COM

Salient Capital, L.P.
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	93,735
Prepaid expenses		27,990
Total assets	$	121,725

Liabilities and Partners' Capital

Accrued liabilities	$	6,420
Due to affiliates		10,105
Total liabilities		16,525
General Partner		(122,251)
Limited Partner		227,451
Total partners' capital		105,200
Total liabilities and partners' capital	$	121,725

The accompanying notes are an integral part of the financial statement.

1. **Organization**

   Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC"). Prior to November 2020, the Partnership operated under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, was exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(i) provided that the Partnership did not carry or hold cash accounts, promptly transmitted all customer funds and delivered all securities received in connection with its activities as a broker or dealer, did not otherwise hold funds or securities for or owe money or securities to customers, and carried out all financial transactions between the Partnership and its customers through one or more bank account(s), each designated as Special Account for the Exclusive Benefit of customers. As the Partnership effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Partnership does not maintain a Special Account. In November 2020, the Partnership amended its FINRA Membership Agreement to no longer claim exemption from Rule 15c3-3 with reliance on footnote 74 to SEC Release 34-70073, FAQS 8. The Partnership's general partner (with 1% ownership interest) is Salient Capital Management, LLC and the sole limited partner (with 99% ownership interest) is Salient Partners, L.P. The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership. As of December 31, 2020, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

   Liquidity

   The limited partner provided cash funding via a capital contribution during the year. The Partnership will rely on the partners for additional capital contributions to maintain the operations of the Partnership.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates

   The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from these estimates.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of cash and money market accounts. The Partnership's cash and cash equivalents are on deposit at major U.S. banking institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Partnership periodically assesses the financial condition of these institutions and assesses credit risk.

Accounts Receivable

The need for an allowance for doubtful accounts is based on management's assessment of collectability of specific accounts, the aging of the receivable, the historical experience, and other currently available evidence. If actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due to the Partnership could be adversely affected. As of December 31, 2020, no allowance has been recorded.

Fair Value Measurements

The Partnership's financial instruments consist primarily of cash and cash equivalents, accounts payable, and accrued liabilities, which are recorded at amounts that approximate fair value due to their liquid or short-term nature.

Income Taxes

The Partnership is not subject to federal taxes. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued in accounting for uncertainty in income taxes. The guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statement and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based on technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statement equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2020, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

The Partnership has an annual federal partnership tax filing requirement (Form 1065). Additionally, the Partnership has an annual Texas franchise tax filing requirement and files an affiliate schedule in conjunction with Salient Partners, L.P. Texas franchise tax return. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local laws.

Recently Issued Accounting Pronouncements

Effective January 1, 2020, the Partnership adopted the provisions of ASC Topic 326, Financial Instruments - Credit Losses. Under the provisions of ASC 326, the allowance for accounts receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Partnership's expectation of the collectability of financial instruments carried at amortized cost. The Partnership's expectation is that credit risk is not significant until receivables are more than 90 days past due. As the Partnership currently has no receivables as of December 31, 2020, management has determined that no allowance is necessary and the adoption of ASC 326 did not have a significant impact on the Partnership's financial statement.

3.   **Related Parties**

Under the ESA with the limited partner, the limited partner provides all management and back-office services to the Partnership and pays certain overhead expenses, as defined in the ESA. In return, the Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice. As of December 31, 2020, the total payable to affiliate was $10,105.

The Partnership has agreements with three affiliated investment advisors of the Partnership, Salient Advisors, L.P., Salient Capital Advisor, LLC, and Endowment Advisors, L.P. in which it earns fees for solicitation services.

4.   **Customer Contracts – Receivables From and Payables To**

The Partnership had receivables from customers in the amounts of $0 and $25,652 at December 31, 2020 and 2019, respectively. The Partnership had no payables to customers at December 31, 2020 and 2019, respectively.

5.   **Regulatory Requirements**

The Partnership, as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $5,000 or $6^{2/3}$% of aggregate indebtedness. Additionally, partners' capital may not be withdrawn, or cash dividends paid, if the resulting net capital would be less than 120%. As of December 31, 2020, the Partnership's net capital was $77,210, which was $72,210 above its minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was 21.4%.

6.   **Subordinated Debt Obligations**

During the year ended December 31, 2020, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statement.

7.   **Subsequent Events**

The Partnership has evaluated subsequent events through February 24, 2021, the date the financial statement was available to be issued and determined that no events have occurred after December 31, 2020 that would require additional disclosure.